UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-5231

A. Full title of the plan and the address of the plan, if different from the issuer named below:

McDonald’s Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDonald’s Corporation

110 North Carpenter Street

Chicago, Illinois 60607

Report of Independent Registered Public Accounting Firm

Plan Participants and 401(k) Plan Administrative Committee of the McDonald’s Corporation 401(k) Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation 401(k) Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of McDonald’s Corporation 401(k) Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2007.

Oak Brook, Illinois

June 10, 2024

McDonald’s Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

(amounts in thousands)

	2023	2022
ASSETS
Investments, at fair value
103-12 – Real estate funds	$35,653	$38,886
McDonald’s Corporation common stock	1,663,399	1,609,458
Collective funds	1,782,049	1,573,578
Total investments, at fair value	3,481,101	3,221,922
Investments, at contract value	339,986	389,083
Total investments	3,821,087	3,611,005

Receivables
Participant contributions	2	-
Company contributions	2,305	2,752
Accrued income	821	878
Other receivables	-	-
Interfund receivables	-	-
Participant loans	26,251	24,392
Total receivables	29,379	28,022
Total assets	3,850,466	3,639,027

LIABILITIES
Management expenses payable	202	206
Pending trade (purchases)	733	797
Other liabilities	-	301
Total liabilities	935	1,304
NET ASSETS AVAILABLE FOR BENEFITS	$3,849,531	$3,637,723

See the accompanying notes to financial statements.

McDonald’s Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2023

(amounts in thousands)

2023
Additions to net assets attributed to:
Net appreciation in fair value of investments	$481,214
Interest income	12,489
Dividends	36,392
Net investment income	530,095

Contributions
Company	39,503
Participant	64,881
Rollovers	8,785
Total contributions	113,169

Participant loan interest income	1,220
Total net additions	644,484

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	431,032
Management and administrative expenses	1,644
Total deductions	432,676

Net increase (decrease)	211,808
Net assets available for benefits
Beginning of year	3,637,723
End of year	$3,849,531

See the accompanying notes to financial statements.

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 – DESCRIPTION OF PLAN

General: The McDonald’s Corporation 401(k) Plan (the "Plan”) is the only tax-qualified retirement plan maintained by McDonald’s Corporation (“McDonald’s” or “Company”) or any of its subsidiaries. The Plan was last amended and restated effective as of January 1, 2020. The Plan was subsequently amended:

•	December 21, 2020 (First Amendment) to allow Roth contributions and hardship withdrawals, to implement a 20% cap on balance transfers into the McDonald’s Company Stock Fund, and to incorporate certain Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and Setting Every Community Up for Retirement Enhancement Act (SECURE Act) provisions.

•	September 1, 2021 (Second Amendment) to provide that tax gross-up payments are not considered eligible compensation and to raise the cap on the contribution limits to 75% of eligible compensation.

•	May 1, 2022 (Third Amendment) to prohibit the payment of cash dividends under $25 and to remove Dynamic Yield Inc. as a participating employer.

•	January 1, 2024 (Fourth Amendment) to change the definition of Restaurant Management Employee effective 10/31/2023. Restaurant Management Employees to auto enroll up to 3% effective March 1, 2024. Effective January 1, 2024, to prohibit participant taking second loan if current loan is in default. Secure 2.0 changed the Required Minimum Distribution to April 1st of the calendar year turning 73 years old. Also, forced rollover of balances under $7500 for terminated employees to a specified IRA if the terminated employee otherwise fails to direct the distribution. Finally, adding Astral Arches of IL LLC and Astral Arches of TX LLC as participating employers under the Plan effective November 1, 2023.

The “plan administrator” of the Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) is the McDonald’s 401(k) Administrative Committee (the “Committee”). The Committee contracted with Empower to be the recordkeeper of the Plan as of January 1, 2020 and the Empower affiliate Advised Assets Group, LLC as the provider of managed account services as of that date. Northern Trust is the directed Trustee of the Plan Trust. The Committee has named Aon as the named fiduciary and investment manager of the Plan with respect to investments other than the McDonald’s Common Stock Fund and managed account services. The Committee appointed Fiduciary Counselors Inc. as the independent fiduciary overseeing the appropriateness of offering McDonald’s stock as a Plan investment during 2022 and through September 30, 2023, at which time Gallagher Fiduciary Liability Advisors LLC. The Committee meets at least four times a year and maintains an Investment Policy Statement and a Charter.

Eligibility: To be eligible, an employee must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. For purposes of the eligibility and contribution description below, the term “Company” includes McDonald’s Corporation and all participating employers.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) or Roth contributions, up to 75% of eligible compensation beginning the first day of the month after completing one full calendar month of employment. Vice Presidents and above, crew employees and interns are eligible to make 401(k) or Roth contributions after one year of eligibility service. As of March 1, 2024, restaurant management employees are enrolled automatically at contribution level of 3% of eligible compensation as soon as they have completed one year of service and attained age 21 (the percentage may be changed by the restaurant management employee). Prior to March 1, 2024, the applicable percentage was 1% of eligible compensation. For those auto enrolled participants who do not make investment elections for new contributions to the Plan, all contributions to the Plan, both participant and Company contributions, are invested in the age-appropriate target date fund for participants. Participating employees begin to receive matching contributions once they reach one year of eligibility service. The match is $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation.

Contributions: Participants may contribute up to 75% of their eligible compensation, as before-tax or Roth after-tax contributions, or a combination of both, up to the applicable statutory limits on contributions and compensation. Highly compensated employees are not able to make contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

The Plan also offers eligible participants the opportunity to make catch-up contributions up to the applicable annual limits. Participants may also make permissible roll overs into the Plan.

Participants direct the investment of their contributions and Company matching contributions into various investment options offered under the Plan. If a participant fails to direct investment of contributions, the Plan’s qualified default investment alternatives are age-based target date funds. The investment funds under the Plan are the Growth Fund, Income Fund, Inflation Strategy Fund, Capital Preservation Fund, Large Cap Equity Index Fund, Small & Mid Cap Equity Index Fund, International Equity Index Fund, Bond Index

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

Fund, Index Retirement Income Fund, Index 2015 Retirement Solutions Fund, Index 2020 Retirement Solutions Fund, Index 2025 Retirement Solutions Fund, Index 2030 Retirement Solutions Fund, Index 2035 Retirement Solutions Fund, Index 2040 Retirement Solutions Fund, Index 2045 Retirement Solutions Fund, Index 2050 Retirement Solutions Fund, Index 2055 Retirement Solutions Fund, Index 2060 Retirement Solutions Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. Caps are in place to limit the amount that a participant can invest in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) $1 for every $1 of contributions to the Plan, up to a maximum of 6% of eligible compensation (as defined under the Plan).

A “true-up” calculation will be performed at the end of each calendar year and will be posted to participant accounts in January of the following year. Forfeitures, to the extent available, are used to offset a portion of the Company match. The year end balances in forfeitures of $60,000 and $47,000 were used to offset the Company match as of December 31, 2023 and 2022, respectively.

Participant Accounts: Participants can elect, on a daily basis when the markets are open, to have their existing account balances, as well as contributions, invested in 1% increments in one or any combination of the Plan’s investment options subject to the cap for investing in the McDonald’s Common Stock Fund. If more than 20% of a participant’s Plan account is invested in the McDonald’s Common Stock Fund, the participant is not able to contribute more into the McDonald’s Common Stock Fund. If a participant’s account is less than 20% invested in the McDonald’s Common Stock Fund, the participant may elect to have up to 20% of new contributions invested in the McDonald’s Common Stock Fund.

Each participant’s account is credited with the participant’s elective and Company Matching Contributions and true-up match (if any) and investment gains and losses, distributions, and charged with an allocated portion of investment expenses.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants may invest their Plan accounts among all Plan investment options subject to the cap on investments into the McDonald’s Common Stock Fund.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to five years. In 2020, the ability to take a second loan was added. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions. If a participant terminates with an unpaid loan exceeding $1,000 and does not take a full distribution, the participant has 90 days to pay off the loan in full or elect to use the direct debit feature and continue to make monthly payments for the remaining loan term.

Qualified Domestic Relations Orders (“QDROs”): Domestic Relations Orders received are reviewed to determine if they satisfy the Plan’s QDRO guidelines. QDROs submitted trigger a processing fee of $300. The $300 fee is subtracted from the participant’s account unless the QDRO states the fee is to be split between the participant and the alternate payee.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the balance in their Plan accounts within a reasonable time following their termination. Prior to January 1, 2024, a terminated employee with a Plan account balance in excess of $1,000 who did not make a distribution election would not receive a distribution from the Plan until required minimum distributions were to begin. Terminated employees with Plan account balances of less than $1,000 were cashed out of the Plan. Effective as of January 1, 2024, no terminated employee’s Plan account will be cashed out. Instead, if a terminated employee whose Plan account balance is less than the applicable threshold ($7,500 under SECURE 2.0) fails to direct a distribution, the participant’s Plan account balance will automatically be rolled over to an Inspira Financial IRA.

If a terminated employee’s Plan account remains in the Plan, the Plan account will continue to be subject to investment gains and losses and will continue to be invested in accordance with the participant’s investment elections (See Note 1: Contributions).

Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company true-up match.

In-Service Withdrawals: Participants 59½ or older who are actively employed by McDonald’s or another participating employer may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election: Participants may choose whether dividends earned on shares of McDonald’s common stock will be paid directly to them in cash or reinvested in the McDonald’s Common Stock Fund in the Plan. Dividends $25 and under are automatically reinvested.

Voting: Participants may direct the Trustee (The Northern Trust Company, as directed trustee) to vote shares of McDonald’s stock attributable to their accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Other than fully benefit-responsive investment contracts, which are valued at contract value, the Plan’s investments are reported at fair value. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•	Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

McDonald’s common stock: The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investments objectives and underlying investments of the collective trusts vary, with some holding short-term investments for principal preservation, some holding securities of companies in a particular industry sector, some holding short-term and/or medium-term corporate, government and government agency bonds, and some holding a blend of asset-

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

backed securities and corporate bonds.  Each collective trust, including target date funds, provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Target date funds seek to grow assets over a specified period and provide a blend of stability of principal and capital appreciation. The asset allocation of a target date fund gradually grows more conservative as the target date nears and risk tolerance falls. For target date funds, additional redemptions are made as of the valuation date on which such unit value is calculated, at the plan level, pursuant to notice or direction from the trust to the trustee at least 15 business days before the valuation date (or as otherwise determined by the trust or trustee).

103-12-Real Estate Investments: Investments in real estate unitized funds are carried at fair value using daily income estimates and net asset value of the underlying funds as a practical expedient. The fair value of real estate funds is determined daily, consistent with the Private Placement Memorandum, using the estimated fair value based on the conventional approaches to value.  The three approaches are: (1) Cost approach -current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) Income approach-discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by appropriate factor; and (3) Market approach-value indicated by recent sales of comparable real estate in the market.  Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates.  An independent appraiser uses one or a combination of them, to estimate the approximate value of the type of real estate in the market.  Additionally, a restriction of 10% of the net asset value availability for net contributions/redemptions is in place.

Investments measured at fair value on a recurring basis as of December 31, 2023 and 2022 are summarized below (amounts in thousands):

	Assets at Fair Value as of December 31, 2023
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
McDonald’s Corporation common stock	$1,663,399	$-	$-	$1,663,399
Total assets in the fair value hierarchy	1,663,399	-	-	1,663,399

Investments measured at net asset value (a)
Collective Trusts/103-12 Investments	-	-	-	1,817,702
Investments at fair value	$1,663,399	$-	$-	$3,481,101

	Assets at Fair Value as of December 31, 2022
	(Level 1)	(Level 2)	(Level 3)	Total
Investment Type
McDonald’s Corporation common stock	1,609,458	-	-	1,609,458
Total assets in the fair value hierarchy	1,609,458	-	-	1,609,458

Investments measured at net asset value (a)
Collective Trusts/103-12 Investments	-	-	-	1,612,464
Investments at fair value	$1,609,458	$-	$-	$3,221,922

(a)	In accordance with Accounting Standard Codification (“ASC”) Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded at the time of payment.

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 3 – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan investments include a Capital Preservation Fund, managed by GSAM Stable Value, LLC, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan participant withdrawals and administrative expenses. The Capital Preservation Fund holds the Short-Term Investment Fund (the “STIF”) along with synthetic guaranteed investment contracts, which hold limited liability companies and collective funds that invest in various fixed income securities. The STIF is valued at net asset value amounting to $11,093,401 and $8,263,738 as of December 31, 2023 and 2022, respectively, and included within collective trusts in the ASC 820 fair value table in Note 2. The fair value of the limited liability companies is estimated using the Plan’s percentage ownership in the limited liability company based on the audited financial statements. These synthetic investment contracts are included in the financial statements at contract value except the STIF. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The synthetic investment contracts within the Capital Preservation Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances may include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to terminate a synthetic investment contract in order to switch to a different investment advisor or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the synthetic investment contract issuer’s underwriting criteria for issuance of a clone contract. The contracts may also limit the circumstances under which an issuer may terminate a synthetic investment contract. Examples of circumstances which would allow an issuer to terminate the contract include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If any one of these events were to occur, the issuer may terminate the contract at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The crediting rates are reviewed and reset on a monthly basis. The key factors that influence future crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, McDonald’s Corporation has the right under the Plan to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of ERISA.

NOTE 5- ADMINISTRATIVE FEES

The investment management and advisory fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third party are charged directly to participant accounts only for individuals that use this service. Administrative fees associated with the Plan are paid by the Company.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter, dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been restated, effective January 1, 2020, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan has continually maintained its tax-qualified status and that the Plan Trust remains tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by regulators.

McDonald’s Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 7 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2023, the Plan received $36,391,056 in common stock dividends from the Company. For the year ended December 31, 2023, the realized gains and unrealized gains/losses on the common stock was $52,264,427 and $141,563,161, respectively. The Plan held 5,609,924 and 6,107,306 shares of McDonald’s common stock as of December 31, 2023 and 2022, respectively. These transactions are related party transactions as defined by GAAP.

During 2023, sales of stock were $63,959,394 (229,705 shares). These transactions qualify as party-in-interest transactions.

During 2023, fees totaling $1,644,392 were paid through Plan participant accounts to Plan investment managers. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments issued by The Northern Trust Company or State Street Bank and Trust Company; therefore, these transactions qualify as party-in-interest. The Plan holds investments issued by various investment managers of the Plan; these qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 8 – NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted certain participant contributions to the Trustee later than required in accordance with Department of Labor (“DOL”) Regulation 2510.3-102. Participant accounts have been credited with the amount of the investment income that would have been earned had the participant contributions been remitted on a timely basis as required by DOL guidelines.

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to net assets per the Form 5500 (amounts in thousands):

	2023	2022
Net assets available for benefits per the financial statements	$3,849,531	$3,637,723
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(23,087)	(31,889)
Net assets per the Form 5500	$3,826,444	$3,605,834

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2023, to the net gain per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$211,808
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2023	8,802
Net loss per the Form 5500	$220,610

Mcdonald’s corporation, ein 36-2361282

McDonald’s Corporation 401(k) Plan, PLAN NUMBER 001

Plan Year End December 31, 2023

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b) (c) Identity of Issuer / Description	(d) Cost**	(e) Market Value
	McDonald’s Corporation Common Stock
*	MCDONALDS CORP COM		$1,256,133,481
*	MCDONALDS CORP COM		407,265,084
	Subtotal – McDonald’s Corporation Common Stock		1,663,398,565

	McDonald’s Loan Assets
*	MCDONALD'S LOAN ASSETS (4.25-9.5%, 2023-2028)		26,251,058
	Subtotal – McDonald’s Loan Assets		26,251,058

	Synthetic Guaranteed Investment Contracts
*	GOLDMAN SACHS ASSET MANAGEMENT INTERMEDIATE CORE FUND		72,565,988
*	LOOMIS INTERMEDIATE GOV/CREDIT FUND		78,155,954
*	WELLINGTON INTERMEDIATE CORE PORTFOLIO		60,867,707
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2023		2,216,809
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2024		33,521,683
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2025		27,365,904
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2026		22,964,866
*	GOLDMAN SACHS ASSET MANAGEMENT TERM FUND 2027		19,240,811
	Subtotal – Synthetic Guaranteed Investment Contracts		316,899,722

	Collective Trusts
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING		92,209,466
*	MFB NT COLLECTIVE S&P500 INDEX FUND-NON LENDING		500,587,261
*	MFB NT COLLECTIVE ALL COUNTRY WORLD EX-US IMI FUND - NON LENDING		116,679,821
*	NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING		152,589,512
*	MFO AON HEWITT COLLECTIVE INVT TR INCOMECL I INCOME CL I		187,887,793
*	MFO AON HEWITT COLLECTIVE INVT TR INFLATION STRATEGY CL I		26,881,645
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX RETIREMENT INCOME FD CL I		3,105,596
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2015 RETIREMENT SOLUTION CL I		4,131,491
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2020 RETIREMENT SOLUTION CL I		9,651,684
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2025 RETIREMENT SOLUTION CL I		25,490,333
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2030 RETIREMENT SOLUTION CL I		43,138,207
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2035 RETIREMENT SOLUTION CL I		49,413,273
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2040 RETIREMENT SOLUTION CL I		42,990,889
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2045 RETIREMENT SOLUTION CL I		41,505,926
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2050 RETIREMENT SOLUTION CL I		32,248,842
*	MFO AON HEWITT COLLECTIVE INVT TR INDEX 2055 RETIREMENT SOLUTION CL I		26,183,955
*	MFO AON TR CO COLLECTIVE INVT TR AON HEWITT INDEX 2060 RETIREMENT SOLUTION CL I		17,825,105
*	MFO EARNEST PARTNERS SMID CAP CORE FUND - CLASS A 27031J87-0449		17,084,398
*	MFO EATON VANCE TRUST COMPANY MULTI-ASSET CREDIT FUND II		21,708,696
*	MFO AON HEWITT COLLECTIVE INVT TR GLOBALEQUITY CL I		331,704,028
*	MFO SSGA REIT INDEX NON LENDING SERIES FUND CMX2		668,039
*	COLTV SHORT TERM INVT FD		38,362,926
	Subtotal – Collective Trusts		1,782,048,886

	103-12 Investments
*	MFO PGIM RETIREMENT REAL ESTATE FUND II LP		35,653,077
	Subtotal – Real Estate Funds		35,653,077

	TOTAL ASSETS		$3,824,251,308

* Party in interest
** Historical cost is disclosed only for nonparticipant-directed investments

Mcdonald’s corporation, ein 36-2361282

McDonald’s Corporation 401(k) Plan, PLAN NUMBER 001

Plan Year End December 31, 2023

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant ContributionS

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here If Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$3,261.35

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation 401(k) Plan

Dated: June 11, 2024	By:	/s/ Michael T. Cieplak
Michael T. Cieplak
Senior Vice President – Treasury and Investor Relations